EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equity Residential for the registration of 35,171 common shares of beneficial interest and to the incorporation by reference therein of our report dated February 24, 2011 (except for Notes 11, 12, 13 and 19, as to which the date is November 10, 2011) with respect to the consolidated financial statements and schedule of Equity Residential included in its November 10, 2011 Current Report on Form 8-K (Form 8-K) and our report dated February 24, 2011 with respect to the effectiveness of internal control over financial reporting of Equity Residential included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

November 18, 2011